January 17, 2020

Dennis S. Hudson, III
Chief Executive Officer
SEACOAST BANKING CORP OF FLORIDA
815 Colorado Avenue
Stuart, FL 34994

       Re: SEACOAST BANKING CORP OF FLORIDA
           Registration Statement on Form S-4
           Filed January 10, 2020
           File No. 333-235892

Dear Mr. Hudson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Julia Griffith at 202-551-3267 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance